SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934

                           (Amendment No. 2)


                         FIDELITY BANCORP, INC.
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                           (Name of Issuer)

                     Common Stock, $0.01 Par Value
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                    (Title of Class and Securities)

                              31583B-10-5
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                            (CUSIP Number)


                            Lindalee Hansen
                       Human Resource Director
                        Fidelity Bancorp, Inc.
                         5455 W. Belmont Ave.
                          Chicago, Illinois
                           (773) 736-4414
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             (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              July 21, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              SCHEDULE 13D

CUSIP No.  31583B-10-5
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1.   NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond S. Stolarczyk                 I.R.S. Identification No.  ###-##-####

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ( )
(b)  (X)

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

N/A

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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                                   7.   SOLE VOTING POWER

NUMBER OF                               0
SHARES                             -------------------------------------------
BENEFICIALLY                       8.   SHARED VOTING POWER
OWNED BY
EACH                                    0
REPORTING                          -------------------------------------------
PERSON                             9.   SOLE DISPOSITIVE POWER
WITH
                                        0
                                   -------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER

                                        0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES  ( )

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%
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14.  TYPE OF REPORTING PERSON

IN
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                            SCHEDULE 13D

CUSIP No.  31583B-10-5

1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bonnie J. Stolarczyk            I.R.S. Identification No. ###-##-####

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ( )
(b)  (X)

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

N/A

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

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7. CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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                              7.  SOLE VOTING POWER

NUMBER OF                         0
SHARES                       -------------------------------------------------
BENEFICIALLY                  8.  SHARED VOTING POWER
OWNED BY
EACH                              0
REPORTING                     -------------------------------------------------
PERSON                        9.  SOLE DISPOSITIVE POWER
WITH
                                  0
                              -------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                  0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES  ( )

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0%

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14.  TYPE OF REPORTING PERSON

IN
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    This Amendment No. 2, dated July 21, 2003, to Schedule 13D (this
"Amendment") is filed by Raymond S. Stolarczyk ("Mr. Stolarczyk") and Bonnie J. Stolarczyk, Mr. Stolarczyk's spouse ("Ms. Stolarczyk"), and amends the Schedule 13D filed by Mr. Stolarczyk and Ms. Stolarczyk, as amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share ("Common Stock"), of Fidelity Bancorp, Inc., a Delaware corporation ("Issuer"). Mr. Stolarczyk and Ms. Stolarczyk are sometimes collectively referred to herein as the "Reporting Persons."


Item 4.    PURPOSE OF TRANSACTION.

    Item 4 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

    On July 21, 2003, the proposed merger of the Issuer with and into MAF Bancorp, Inc. ("MAF") was consummated pursuant to the Agreement and Plan of Reorganization (the "Merger Agreement"), dated as of December 16, 2002, by and among the Issuer and MAF. Pursuant to the terms of the Merger Agreement, each share of Common Stock owned by the Reporting Persons was converted into the right to receive 0.89 shares of MAF common stock. In addition, Mr. Stolarczyk's options to purchase Common Stock were converted into options to purchase shares of MAF common stock in accordance with the Merger Agreement.


Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

    Item 5(a)-(b) are hereby amended and restated as follows:

    As of 6:01 p.m., Eastern Time, on July 21, 2003, the Reporting Persons beneficially owned no shares of Common Stock.

    Item 5(c) is hereby amended and restated as follows:

    Other than the transactions referred to in Item 4 and the transactions described below, there were no transactions in the shares of Common Stock of the Issuer by the Reporting Persons in the past 60 days. On June 3, 2003, the Reporting Persons exercised options to purchase 4,986 shares of Common Stock, in aggregate. The Reporting Persons used 2,958 shares of Common Stock, in aggregate, to pay the exercise price of the options.

    Item 5(e) is hereby amended and restated as follows:

    The Reporting Persons ceased to be five percent (5%) beneficial owners of shares of Common Stock on July 21, 2003.
SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 22, 2003


RAYMOND S. STOLARCZYK

/s/ Raymond S. Stolarczyk
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BONNIE J. STOLARCZYK

/s/ Bonnie J. Stolarczyk
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